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                                                                        AS FILED
                                                                        --------

                                                               File No. 70-09177

  As filed with the Securities and Exchange Commission on April 24, 1998.

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM U-1
                                  DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ---------------------------------

                   (Names of companies filing this statement
                 and addresses of principal executive offices)

                              Ameren Corporation
                            Ameren Services Company
                             1901 Chouteau Avenue
                             St. Louis, Mo. 63103


                   (Name of top registered holding company)
                              Ameren Corporation

                  (Names and addresses of agents for service)
     The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

William J. Niehoff                  William J. Harmon
Ameren Services Company             Jones, Day, Reavis & Pogue
1901 Chouteau Avenue                77 West Wacker, Suite 3500
P.O. Box 66149, MC 1310             Chicago, IL 60601-1692
St. Louis, MO 63166-6149
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Item 1. Description of Proposed Transaction

A. Background

     Ameren Corporation ("Ameren") became the holding company for Union Electric Company ("UE"), Union Electric Development Corporation ("UEDC"), Central Illinois Public Service Company ("CIPS"), CIPSCO Investment Company ("CIC") and Ameren Services Company ("Ameren Services") effective December 31, 1997. Ameren also indirectly owns 60% of the common stock of Electric Energy Incorporated ("EEI"). The transaction giving rise to this structure was approved by the Commission in HCAR No. 35-26809 (December 30, 1997).

     Subject to shareholder and regulatory approvals, Ameren has adopted the Ameren Corporation Long-Term Incentive Plan of 1998, a stock compensation plan ("Ameren LTIP"). Ameren will submit the Ameren LTIP to shareholders for approval at its 1998 Annual Meeting of Shareholders scheduled for April 28, 1998.

     Ameren and Ameren Services seek approvals herein under Sections 6(a), 7, 9, 10 and 12(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

B. Ameren Common Stock for Ameren LTIP.

     Approval is sought for the issuance by Ameren (and/or the acquisition by or on behalf of Ameren in open market transactions) of up to 4 million shares of Ameren Common Stock, $.01 par value ("Common Stock") over the period ending five years after the date of the Commission's approving order in this docket, for purposes of awards under the Ameren LTIP. These shares will be in addition to the shares of Ameren Common Stock proposed to be issued or acquired for other benefit plans and the dividend reinvestment plan as approved in HCAR No. 35-26809.

     Any shares of Ameren Common Stock used to fund the Ameren LTIP may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased on the open market by an independent plan administrator or agent. The decision as to whether shares are to be purchased directly from Ameren, or in the open market or in privately negotiated transactions, will be based on Ameren's need for common equity and any other factors considered by Ameren to be relevant. Any determination by Ameren to alter the manner in which shares will be purchased for the Ameren LTIP, and implementation of any such change, will comply with applicable law and Commission rules, regulations and interpretations under the Act then in effect.

     Net proceeds from new issue or treasury shares of Ameren Common Stock received by Ameren will be added to Ameren's general funds to be available for general corporate purposes. Ameren will not receive any proceeds from shares acquired in the open market or in privately negotiated transactions.

     Ameren will not use any proceeds from any new issue or treasury shares to acquire the securities of or any interest in any exempt wholesale generator or foreign utility companies (as those terms are defined in Sections 32(e) and 33(a) of the Act), until such time as such use shall

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be approved by regulation or order of the Commission, to the extent such approval is required under the Act.

C. Solicitation of Proxies

     Ameren intents to submit the Ameren LTIP to the holders of its outstanding Common Stock for consideration and action at the Annual Meeting to be held April 28, 1998. The form of proxy materials to be mailed to Ameren's shareholders in connection with the Annual Meeting are included herewith as Exhibits H-1 to H-2. Ameren and/or Ameren Services will mail the proxy materials to Ameren common shareholders on or about March 20, 1998. Accordingly, in order to accommodate this schedule and to permit sufficient time for advance preparation and printing, Ameren requests that the Commission issue an order by not later than March 9, 1998 permitting Ameren to solicit proxies with respect to the Ameren LTIP. (See HCAR 35-26837)

D. Description of Ameren LTIP.

     The purpose of the Ameren LTIP is to give Ameren and its subsidiaries and other affiliates (as defined in the Ameren LTIP) a competitive advantage in attracting, retaining and motivating officers, employees and directors by providing for the awarding of incentives linked to the profitability of Ameren and its businesses and to increases in shareholder value.

     The Ameren LTIP will be administered by the Human Resources Committee of the Ameren Board of Directors (the "Committee"). The Committee will determine the officers and employees eligible to receive awards and the amount of any award. The Committee will interpret the Ameren LTIP and can adopt rules deemed appropriate. No Ameren LTIP awards may be made to Committee members, except by action of the full Board of Directors.

     The maximum 4,000,000 shares of Ameren Common Stock reserved for the Ameren LTIP is subject to appropriate adjustment by the Committee to prevent dilution or enlargement of the rights of Ameren LTIP participants. The maximum number of shares which may be granted through options or stock appreciation rights to any participant in a calendar year is 200,000 shares.

     The following awards may be granted under the Ameren LTIP. No grant shall be exercisable or payable before approval of Ameren shareholders and the Commission hereunder have been obtained and all grants made prior to said approvals are contingent upon said approvals.

     A. Performance Units - rights, which may be payable in cash, shares of Common Stock, other awards or other property, which is contingent on the achievement of performance goals set by the Committee.

     B. Restricted Stock - rights to receive shares of Common Stock awarded as deter mined by the Committee, which shares will be subject to transferability or other restrictions.

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     C. Options - rights to purchase shares of Common Stock, or other awards or property, at a specified price during a prescribed time period. The exercise price for Common Stock will not be less than the fair market value at the date of the grant. No option may provide for re-setting the exercise price.

     D. Stock Appreciation Rights - the right to receive a cash payment equal to the excess of the fair market value of Common Stock on the date of exercise over the grant price of the Stock Appreciation Right. The grant price shall not be less than the fair market value of the Common Stock on the date of the grant.

Consistent with the goals of the Ameren LTIP, the Committee may also grant other awards based or related to the value of the Common Stock. The term of any option or a stock appreciation right granted in tandem therewith may not exceed ten years from the grant date. In the event of a change in control of Ameren, any outstanding options and stock appreciation rights become fully exercisable, any restrictions on outstanding Restricted Stock shall be deemed satisfied, and all performance units shall be deemed earned and payable in full. Subject to compliance with any then applicable requirement of the Act, the Ameren LTIP may be revised by the Board of Directors of Ameren, but any such change may not impair the rights of participants without their consent.

     The Ameren LTIP is designed to comply with limits imposed by the Internal Revenue Code of 1986, as amended (the "Code") on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Code generally denies a federal income tax deduction for annual compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated officers of a public company. Certain types of compensation, including some performance-based compensation, are generally excluded from this deduction limit. While Ameren believes compensation payable pursuant to the Ameren LTIP will be deductible for federal income tax purposes under most circumstances, compensation not qualified under Section 162(m) of the Code may be payable under certain circumstances such as death, disability and change in control (all as defined in the Ameren LTIP).

     A full statement of the provisions of the Ameren LTIP is included in Ameren's draft proxy statement (incorporated by reference as Exhibit H-1 hereto). Ameren's Form S-8 Registration Statement relating to the
Ameren LTIP is incorporated by reference as Exhibit G-1 hereto.

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Item 2.   Fees, Commissions and Expenses

          Estimated Legal Fees
          and Expenses                                 $   15,000

          Fees of Ameren Services                         100,000

          Printing and mailing of proxy
          material and annual report; and
          other costs associated with
          Annual Meeting                                1,100,000

          Form S-8 registration fee                        44,250

          Estimated Miscellaneous
          Expenses                                          5,750
                                                       ----------

                    Total                              $1,265,000

Item 3.   Applicable Statutory Provisions

     Sections 6(a) and 7 of the Act are deemed to be applicable to the proposed issuance of Common Stock and, to the extent shares are acquired in the open market, Section 9(a)(2) and Section 10 are applicable. Section 12(e) of the Act and Rules 62(d) and 65 are deemed applicable to the solicitation of proxies for the Annual Meeting of Shareholders.

     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.   Regulatory Approvals

     No federal regulatory authority, other than the Securities and Exchange Commission, has jurisdiction over the proposed transaction. No state regulatory authority has jurisdiction over the proposed transaction.

Item 5.   Procedure

     Pursuant to the provisions of Rule 62, Ameren requests the Commission to issue an Order permitting the Declaration to become effective on or before March 9, 1998, with respect to the solicitation of proxies for the holders of Ameren's Common Stock, in order to allow sufficient time for the preparation, printing and timely mailing of proxy solicitation materials for Ameren's upcoming Annual Meeting of Shareholders. The Commission is requested to issue another Order permitting the Declaration to become effective on or before April 28, 1998, with respect to the issuance or acquisition in the open market of Ameren's Common Stock, $.01 par

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value, options therefor, stock appreciation rights, performance units, performance shares and other stock-based compensation.

     The Applicants hereby request that there be no hearing on this Declaration. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Declaration as soon as possible. A form of Notice is filed herewith as Exhibit H-3 .

     Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Ameren hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

     3. There should not be a 30 day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

Item 6.   Exhibits and Financial Statements

A.   Exhibits

     A-1    Restated Articles of Incorporation of Ameren

     A-2 Ameren Corporation Long-Term Incentive Plan of 1998 (included as Appendix A to Exhibit H-1, the draft Proxy Statement).

     C-1    Form S-8 Registration Statement

     F-1.1  Preliminary Opinion of William E. Jaudes, Esq.

     F-1.2  "Past-tense" Opinion of William E. Jaudes, Esq.

     G-1    Financial Data Schedule

     H-1 Draft form of notice and Proxy Statement proposed to be furnished by Ameren to holders of its common stock with respect to solicitation of proxies.

     H-2    Draft form of Proxy.

     H-3    Proposed Form of Notice

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

     H-4 Ameren Corporation Annual Report on Form 10-K for the year ended December 31, 1997 ("Ameren Form 10-K")

B.   Financial Statements

     FS-1 Ameren Consolidated Balance Sheet as of December 31, 1996 and 1997 and
          Consolidated Statements of Income and Consolidated Statements of Cash Flows and Consolidated Statements of Retained Earnings for the three years ended December 31, 1997 (see Ameren Form 10-K (Exhibit H-4 hereto))


Item 7.   Information as to Environmental Effects

     None of the matters that are the subject of this Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Declaration will not result in changes in the operation of the company that will have an impact on the environment. Ameren is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Declaration.

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

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies have duly caused this Declaration, or amendment thereto, to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Ameren Corporation
                                    Ameren Services Company

Date: April 24, 1998                By:    /s/ James C. Thompson
                                           -------------------------
                                    Name:  James C. Thompson
                                    Title: Secretary

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                               INDEX OF EXHIBITS

Exhibit
Number    Description of Exhibit                                Method of Filing
A-1       Restated Articles of Incorporation of                 By Reference
          Ameren (Incorporated by reference to Annex
          F to Ameren's Registration Statement on
          Form S-4, Registration No. 33-64165)

A-2       Ameren Corporation  Long-Term Incentive               By Reference
          Plan of 1998 (included  as Appendix A to
          Exhibit H-1 hereto).

C-1       Form S-8 Registration Statement (Incorporated         By Reference
          by reference, Registration No. 333-50793)

F-1.1     Preliminary Opinion of Counsel                        Previously filed

F-1.2     Final "Past Tense" Opinion of Counsel (To             By Amendment
          be filed by Amendment)

G-1       Financial Data Schedule (Incorporated by              Previously filed
          reference to Exhibits 27.1, 27.2 and 27.3 to
          Form U-1, Docket 70-09133).

H-1       Draft form of notice and Proxy Statement              Previously filed
          proposed to be furnished by Ameren to
          holders of its common stock with respect to
          solicitation of proxies.

H-2       Draft form of Proxy.                                  Previously filed

H-3       Proposed Form of Notice                               Previously filed

H-4       Ameren Corporation Annual Report on                   By Reference
          Form 10-K for the year ended December 31,
          1997 (File Number 01-14756, incorporated by
          reference)

FS-1      Ameren Consolidated Balance Sheet as of               By Reference
          December 31, 1996 and 1997 and Consolidated
          Statements of Income and Consolidated
          Statements of Cash Flows and Consolidated
          Statements of Retained Earnings for the three
          years ended ended December 31, 1997 (see Ameren
          Form 10-K (Exhibit H-4 hereto))

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